UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 12, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Proposed changes in composition of the Board of Directors of Novo Nordisk A/S

Bagsværd, Denmark, 12 February 2016 - The Annual General Meeting of Novo Nordisk A/S is planned to be held on Friday 18 March 2016.

All board members elected by the Annual General Meeting are up for election. Thomas Paul Koestler and Eivind Kolding do not seek re-election.

At the Annual General Meeting, the Board of Directors proposes re-election of the following board members elected by the shareholders: Göran Ando (chairman), Jeppe Christiansen (vice chairman), Bruno Angelici, Sylvie Grégoire, Liz Hewitt and Mary Szela.

Furthermore, the Board of Directors proposes that Brian Daniels is elected as new member to the Board of Directors.

Brian Daniels, MD, is a senior advisor with the Boston Consulting Group and venture partner with 5AM Venture Management, LLC, both in the US. The Board of Directors recommends election of Brian Daniels because of his extensive experience in clinical development, medical affairs and corporate strategy across a broad range of therapeutics areas within the pharmaceutical industry, especially in the US.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 40,300 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje	+45 3079 8519	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 13 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 12, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer